EXHIBIT 99

MONSANTO COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Eight Months Ended
	August 31,	Year Ended December 31,
	2003	2002	2001	2000	1999	1998

Income (Loss) Before Income Taxes and Cumulative Effect of Accounting Change	$(38)	$202	$459	$334	$263	$(60)
Add:
Fixed charges	71	105	147	272	305	140
Less capitalized interest	(4)	(8)	(30)	(37)	(23)	(9)
Dividends from affiliated companies	0	1	1	1	1	1
Equity affiliate expense-net	26	43	41	34	18	31

Earnings available for fixed charges	$55	$343	$618	$604	$564	$103

Fixed Charges:
Interest expense	$57	$81	$99	$214	$269	$121
Capitalized interest	4	8	30	37	23	9
Portion of rents representative of interest factor	10	16	18	21	13	10

Fixed Charges	$71	$105	$147	$272	$305	$140

Ratio of Earnings to Fixed Charges	0.77 *	3.27	4.20	2.22	1.85	0.74

*	Earnings were inadequate to cover fixed charges by $16 million.